                                                                    Exhibit 20.1


                  7TH STORY of Level 1 printed in FULL format.

                       Copyright 1998 Business Wire, Inc.
                                  Business Wire

                            December 14, 1998, Monday

DISTRIBUTION: Business Editors

LENGTH: 902 words

HEADLINE: Lamson & Sessions Sells PVC Pipe Business and Consolidates Distribution Network

DATELINE: CLEVELAND

BODY:

     Dec. 14, 1998--Lamson & Sessions (NYSE:LMS) today announced an agreement to sell substantially all of its PVC Pipe Business assets and certain liabilities to Eagle Pacific Industries, Inc. (Nasdaq/Small Cap:EPII) of Minneapolis, Minnesota. In conjunction with the purchase of Lamson & Sessions' PVC Pipe Business, Eagle Pacific has also signed a merger agreement pursuant to which a PVC resin manufacturing facility in Oklahoma City, Oklahoma, owned and operated by CONDEA Vista Company, which is wholly owned by RWE-DEA AG of Hamburg, Germany, will be merged into Eagle Pacific. CONDEA Vista will become a major equity holder in Eagle Pacific. The transactions are anticipated to close simultaneously before the end of the first quarter of 1999 and are subject to Hart Scott Rodino antitrust clearance and the approval of the shareholders of Eagle Pacific. "We will now intensify our focus on building the Company into a preeminent producer and marketer of electrical and cable management products providing innovative solutions to customers in the industrial, communications, power, construction and retail markets," said John B. Schulze, Chairman and Chief Executive Officer. Lamson & Sessions values this transaction at approximately $ 58 million. The transaction consists of $ 45 million in cash, $ 6 million in buyer notes, 785,000 shares of Eagle Pacific stock, and approximately $ 6 million in retained net working capital related to the PVC Pipe Business which is expected to be converted to cash in 60 to 90 days after completion of the sale. Mr. Schulze added: "While this sale is the culmination of a strategic effort to reduce our exposure to the volatility of polyvinyl chloride resin pricing, the equity interest that Lamson will have in Eagle Pacific will help to assure our electrical distributor, telecommunication, and home center customers the continuity of a one-stop shopping source for electrical conduit." Lamson & Sessions' PVC Pipe Business represents approximately 40 percent of the Company's 1997 sales, which totaled $ 272 million, and includes four production plants located in Nazareth, Pennsylvania; High Springs, Florida; Oklahoma City; Oklahoma and Woodland, California. "The proceeds from this sale will be used to significantly reduce our debt, and will potentially be used to finance acquisitions and/or buy back stock," said James
J. Abel, Executive Vice President and Chief Financial Officer. "The debt repayment will occur concurrent with the completion of the sale. Any further deployment of the proceeds will be announced at a later time but should occur in the first half of 1999." In addition, Mr. Abel indicated that the Company will realize a gain of at least $ 6 million on completion of the sale. In addition to the sale of the PVC Pipe Business, Lamson & Sessions has announced it is

                                          Business Wire, December 14, 1998


building a 350,000 square-foot distribution center in Columbia, South Carolina, with operations scheduled to begin in February 1999. The facility will include state-of-the-art material handling and warehouse management systems to optimize inventory control, reduce order cycle time and increase customer order fill rates. When the facility becomes operational, Lamson & Sessions will consolidate its distribution functions in the new center and the Company's existing Woodland, California, facility. To cover the costs associated with the consolidation of its distribution facilities, the Company will incur a pretax restructuring charge totaling $ 2 million to $ 4 million, or 15 to 30 cents per share, which will be reflected in the financial results for the fourth quarter of 1998 and the first and second quarters of 1999. The Company expects to realize an annualized savings of 25 to 35 cents per share beginning in the third quarter of 1999 when this consolidation project is complete. The Company's expectations concerning the sale of its PVC Pipe Business and the consolidation of its distribution centers are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The actual outcome of this initiative may differ materially from those expected as a result of a variety of factors such as (i) a material change in the financial performance of the PVC Pipe Business, (ii) the ability of Eagle Pacific to secure the approval of its shareholders, (iii) the ability of Eagle Pacific to complete the necessary financing of the purchase, (iv) a delay in the construction of the Columbia, South Carolina, Distribution Center, (v) unpredictable technological innovations that could make the Company's products comparatively less attractive, and (vi) changes in local, state and federal regulations relating to building codes and the environment (in each case as they may affect the attractiveness of the Company's products and manufacturing costs). Lamson & Sessions is a leading producer of conduit, fittings, thermoplastic enclosures, fittings, cable management products, and wireless devices for the electrical, construction, consumer, power and communications and waste water rehabilitation markets.

    CONTACT: Lamson & Sessions
                         James J. Abel, 216/766-6557

    Today's News On The Net - Business Wire's full file on the Internet with Hyperlinks to your home page.

    URL: http://www.businesswire.com

 LANGUAGE: ENGLISH

 LOAD-DATE: December 15, 1998